

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 14, 2015

Joseph Onyero
Chief Executive Officer
Bebuzee Ltd.
30 Avenue Road
Bournemouth, BH2 5SL
United Kingdom

   Re: **Bebuzee Ltd.**
         Amendment No. 3 to Registration Statement on Form F-1
         Filed December 9, 2015
         File No. 333-206577

Dear Mr. Onyero:

   Our preliminary review of your registration statement indicates that it fails to include an updated consent from your independent accountant. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct this deficiency.

   If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                              Sincerely,

                              /s/ Mark P. Shuman

                              Mark P. Shuman
                              Branch Chief - Legal
                              Office of Information Technologies
                              and Services